SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 2, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on May 2, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 2 May 2013

Debut of ING U.S. on NYSE marks milestone in restructuring of ING Group

ING announced today that ING U.S., Inc., its U.S.-based retirement, investment and insurance business, started trading today on the New York Stock Exchange (NYSE) under the ticker symbol “VOYA” . The market debut follows an Initial Public Offering (IPO) that, upon completion, will reduce ING Group’s stake in ING U.S. to 75%.

“The successful listing of ING U.S. is a very important milestone in the restructuring of ING,” said Jan Hommen, CEO of ING Group. “In the past four years, we have made huge steps in reducing the size and complexity of our company while at the same time improving our financial strength and enhancing our focus on our customers.”

“The employees and leadership of ING U.S. have put immense effort in preparing their company for a standalone future as a listed company. I am confident that ING U.S. continues to be well positioned to capture market opportunities and bring benefits to all its stakeholders. While the achievements to date are remarkable, our work at ING Group is far from done. We will now embark on the final phase of our restructuring. We will reinforce our efforts to maintain the momentum in divesting our remaining insurance and investment management businesses, using the vigour and dynamism the ING U.S. team has shown as inspiration.”

ING has made strides in delivering on a restructuring programme announced in 2009 and actively managing its portfolio of businesses in line with its strategic objectives. Already in 2009, ING sold its 70%-stake in ING Canada as well as its 51%-stake in a life insurance and investment management joint venture in Australia and New Zealand. In 2010, ING completed the operational separation of the Insurance and Banking activities. In 2011, ING sold the Insurance and investment management operations in Latin-America and its Real Estate Investment Management business. In 2012, ING completed the sale of ING Direct USA and the sale of ING Direct Canada. Since the end of December 2012, ING has also completed the sale of ING Direct UK, the divestment of major parts of its Asian Insurance and investment management units, and today ING U.S. shares started trading on the NYSE. With the listing of 25% of ING U.S. shares on the NYSE, ING has fulfilled its commitment to the European Commission to divest 25% of ING U.S. before the end of 2013. In line with the timeline set out in the restructuring programme, ING intends to divest its remaining stake in ING U.S. over time.

As to the offering of ING U.S., the underwriters have the option for 30 days to purchase up to an additional 9.8 million of ING U.S. shares from ING Group at the initial public offering price of USD 19.50 per share, corresponding to a maximum of 15% of the total number of shares offered in the IPO. Fully exercising this overallotment option would further reduce ING Group’s remaining stake in ING U.S. to approximately 71%. The sale of any remaining shares is subject to a lock-up period of 180 days from 1 May 2013.

The registration statement relating to the securities of ING U.S. has been declared effective by the U.S. Securities and Exchange Commission (SEC). A copy of the registration statement may be obtained by visiting the SEC website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, any securities, nor shall there be any offer, solicitation or sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Press enquiries	Investor enquiries
ING Group: Victorina de Boer	ING Group: Investor Relations
+31 20 57 66373	+31 20 57 66396
VIctorina.de.Boer@ing.com	Investor.Relations@ing.com

NOTE FOR EDITORS

For the media, ING has moving images available of ING US facilities. Footage (B-roll) can be downloaded via VideobankOnline.com, or requested by emailing info@videobankonline.com.

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained or referenced herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: May 2, 2013